Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
	2018	2017

Earnings Available for Fixed Charges
Income (loss) before income taxes and noncontrolling interests that have not incurred fixed charges	$1,764	(245)
Distributions less than equity in earnings of affiliates	(34)	(43)
Fixed charges, excluding capitalized interest*	237	396

	$1,967	108

Fixed Charges
Interest and debt expense, excluding capitalized interest	$184	315
Capitalized interest	37	26
Interest portion of rental expense	16	32

	$237	373

Ratio of Earnings to Fixed Charges**	8.3	—

  *Includes amortization of capitalized interest totaling approximately $37 million in 2018 and $49 million in 2017.

**Earnings for the three-month period ended March 31, 2017 were inadequate to cover fixed charges by $265 million.